Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated October 6, 2016

October 5, 2016
To Whom it May Concern:

Company	Coca-Cola West Co., Ltd.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE / FSE Code 2579)
Inquiries	Director/Senior Exec. Officer, Planning & Finance Division	Yasunori Koga
(TEL 092-641-8774)

Company	Coca-Cola East Japan Co., Ltd.
Representative	Representative Director and CEO	Calin Dragan
(TSE Code 2580)
Inquiries	Director, Head of Corporate Administration	Naruhiko Kawamoto
(TEL 03-5575-3749)

Partial Correction of Announcement Regarding Proposed Integration and Share Exchange
Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to
Holding Company Structure through Company Split, Change of Trade Name and Partial
Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd.

Integrated Company to be Named Coca-Cola Bottlers Japan Inc.

Coca-Cola West Co., Ltd. (head office: Fukuoka City, Fukuoka Prefecture) and Coca-Cola East Japan Co., Ltd. (head office: Minato-ku, Tokyo) notify correction of typos found in the captioned announcement dated September 30, 2016 as follows;

Page 7, II. The Share Exchange   1. Overview of the Share Exchange   (3) Allotment in the Share Exchange (Note 1)

Before Correction

0.75 share of CCEJ’s common stock will be allotted to one common share of  CCW.

After Correction

0.75 share of CCW’s common stock will be allotted to one common share of  CCEJ.

End

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Co., Ltd. (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:

Company Name： Coca-Cola West Co., Ltd.
Address： 7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge： Masakiyo Uike, Finance Department
Tell： +81-92-641-8585  Email：masakiyo-uike@ccwest.co.jp